

August 25, 2011

<u>Via E-Mail</u>
Qiong Wu
Chief Financial Officer
Puda Coal, Inc.
426 Xuefu Street, Shanxi Province
The People's Republic of China

> **Re: Puda Coal, Inc.**
> **Form 8-K**
> **Filed July 14, 2011**
> **Form 8-K, As Amended**
> **Filed July 18, 2011**
> **Form 8-K, As Amended**
> **Filed August 18, 2011**
> **File No. 001-34459**

Dear Ms. Wu:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Brad Skinner

                                Brad Skinner
                                Senior Assistant Chief Accountant